L U C I A

Bringing the gig economy to hospitality.



INVEST IN **LUCIA**

# Bringing the gig economy to hospitality

letslucia.com New York, NY

## Highlights

1. Impressive $230K+ in Gross Merchandise Value since January Launch

2. Founders are female, indigenous, and Cornell/Notre Dame MBA grads and previously sold first company

3. Strong 51% growth MoM

4. Techstars Founder Catalyst Accelerator '23 Company

5. An astonishing >90% of users are female entrepreneurs & business owners

6. Founders with unique expertise on the problem

7. Cap table stacked with industry experts and prolific angel investors

8. Partnership with Virtuoso, Montecito Village Travel, Classic Vacations, Gifted Travel Network + more

# Featured Investors



**Gale Wilkinson**
Syndicate Lead

Follow

Invested $1,000

"Lucia's product solves a real need in the space as millions of travel professionals have left the industry in recent years following the COVID-19 pandemic. We believe the company lacks direct competition as it is the only platform for freelancers that is specific to the travel + hospitality space. Additionally, the company has proven strong early traction with 25% month-over-month and 106% quarter-over-quarter revenue growth rates and strong founder references. Lucia fits into VITALIZE's future of work thesis as it massively disrupts the way that travel professionals find job opportunities and how businesses connect with these experts!"

Other investors include Michael Holtz, Matthew Upchurch, The University of Notre Dame

# Our Founder



**Grace McBride** CEO & Founder

2X Founder, Cornell & Notre Dame MBA Graduate

# Pitch



LUCIA
Natasha
France Itinerary
08:30, TODAY
Hi! I'm excited to share the finalized itinerary for your clients France trip. I can't wait to hear your thoughts. Let me know if there is anything else I can do to assist you!
Thank you so much! Everything looks good, I really appreciate it!
Write a message
LUCIA
By: Grace McBride
grace@letslucia.com
www.letslucia.com
Private and Confidential



We are the team to build the future for hospitality.
Leadership Team
Experience
Industry-Backed
techstars_
VIRTUOSO.
SMARTFLYER
GIFTED Travel Network



TripKit
Founders, Acquired '22
jetBlue
Direct Travel

We've worked together through founding 2 startups, exiting TripKit, surviving and rebuilding after the pandemic, and now starting Lucia

LUCIA

## The hospitality industry is suffering in labor shortages

*with trends headed for even worse*



+



=


NOW
HIRING

**Loyal employees laid off during pandemic**

**New other easy & flexible ways to make money; hospitality jobs are hard**

**Worst talent shortage the industry has ever seen**

LUCIA

Private and Confidential


We connect the travel businesses owners
with their most valuable asset:
people
Private and Confidential

## Lucia is a freelancer marketplace for hotels

We connect businesses with freelancers to do daily operations, admin & customer support work


LUCIA
Private and Confidential


How It Works
Place a request & connect with a freelancer
Removes pain points of hiring and training plus reducing payroll expenses
increases revenue generation opportunity by up to
30%
Reduces the hiring & training process by up to
90%
Freelancer executes the job or task
LUCIA
Private and Confidential


We launched V1 in January and now have a growing revenue-generating marketplace
$ 7,500
$ 5,000
$ 2,500
$ 0
Aug
Sept
Oct
Nov
Dec
Jan
Feb
March
April
May
June
MVP Launch
(Q2 2022)
Learning & Redesign
(Q4 2022)
+1,263% Growth
(Q2 2023)
Ideation
(Q1 2022)
Big Pivot
(Q3 2022)
V1 Launch + Enterprise Client Signed
(Q1 2023)
LUCIA
Private and Confidential

## Our Growth is Organic, Community Driven, & Viral

| Annualized Income | Gross Profit |
|---|---|
| **$300,010** | **$154,343** |
| Trailing three months | Trailing three months |

L U C I A

## Our goal: introduce gig-work to the industry accounting for 1 in 9 jobs worldwide



$5B
TAM
$3.5B
SAM
$350M
SOM
Global Travel Advisor, Tour Operator, & Boutique Hotel Enterprises
US Based Enterprises
GTM Strategy

L U C I A

Private and Confidential

## Our plan: $4M in Income by 2025



$600,000
$400,000
$200,000
$0
Monthly Revenue
Jan 2023
Feb 2023
Mar 2023
Apr 2023
May 2023
Jun 2023
Jul 2023
Aug 2023
Sep 2023
Oct 2023
Nov 2023
Dec 2023
Jan 2024
Feb 2024
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Jul 2024
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Dec 2024
Jan 2025
Feb 2025
Mar 2025
Apr 2025
May 2025
Jun 2025
Jul 2025
Aug 2025
Sep 2025
Oct 2025
Nov 2025
Dec 2025

L U C I A

Private and Confidential

*Forward-looking projections are not guaranteed.*

## Top industry leaders have invested in us



Matthew Upchurch
*CEO of Virtuoso, Investor*
*The largest luxury travel consortium in the world*



Michael Holtz
*CEO of SmartFlyer, Investor*
*The leading luxury travel agency in the US*



Gilad Berenstein
*CEO of Brook Bay Capital, Board*
*Leading hospitality tech VC and founder*


We're raising $1.5M
for Account Development, Partnership Fulfillment, and Customer Success, with a target to reach a $4M in income by 2025



LUCIA

By: Grace McBride
grace@letslucia.com



www.letslucia.com

Private and Confidential

## This Trend Will Only Grow

### MLM & AI Disruption

*AI in the hospitality industry will streamline routine tasks, optimize efficiency, and enhance personalization. However, to leverage AI capabilities effectively, a more flexible and dynamic labor force will be required.*

### Global Wealth Increase

*Global luxury travel market projected to grow at a CAGR of 7.6% to 2030. The expansion of the total HNWI population by 7.8% and wealth growth of 8% in 2021 has greatly contributed to the growth of this industry. (Source)*

### Human Capital Crisis

*The pandemic has exposed labor vulnerabilities in the travel industry, including housekeeping shortages, aging travel agents, and low-wage workers opting out, leading to new strategies to address these issues. (Source)*

## Our Industry-Leading Clients

VIRTUOSO.

SMARTFLYER

gifted travel network

departure lounge

DWHSA

Direct Travel

NICHE

THE1000


Unlocking Email Marketing Success: The Blueprint to Convert
1:02:27
Unlocking Email Marketing Success: The Blueprint to...

VIRTUOSO® LAUNCHES ITS FIRST-EVER TRAVEL TECH SUMMIT, BRINGING TOGETHER BIG TECH, VENTURE CAPITALISTS AND START-UPS

Phocuswright chooses Grace McBride and Samella Watson to receive Philip C. Wolf Memorial Scholarships in 2022


LIVE WEBINAR
travefy
Unlocking Email Marketing Success:
The Blueprint to Convert
Featured Speaker:
Grace McBride, Lucia

Gifted Travel Network (GTN) has partnered with Lucia, a

freelancer marketplace designed for the travel industry.

VIRTUOSO.
LUCIA



The Lounge
With Special Guest:
Grace McBride

30. The Impact Of AI On Travel Advisors: Embrace Or Fear It? With Grace McBride
TIQUE Talks

# Testimonials

"I've been working with CoPilots on Lucia and it is such a pleasure to have them help me - so easy, seamless. Many more projects to come."



**Ralph Iantosca**, Client and Investor
Iantosca Travels

"This partnership is a perfect fit for our company, as we are constantly seeking new ways to amplify the support provided to our advisors."



**Sandy Saburn**, Chief Membership Officer
Gifted Travel Network *(Enterprise User)*

"My CoPilot was such a superstar. He understood exactly what I wanted and provided me all of the changes at 10pm at night."



**Ivaline Joseph**, Client
Ivy League Travel



Online Outsourcing
FIVERR
TASKRABBIT
UPWORK
LINKEDIN
ZIPRECRUITER
LUCIA
Generalist Services
Travel Specific
Flexible work exists, but has yet to be introduced to the travel industry.
TRADITIONAL HIRING
TK
TRIPKIT
TAILORED ASSISTANT SERVICES
Offline Outsourcing

## Our Beachhead has a $5 Billion TAM


$5B
TAM
$2.5B
SAM
$250M
SOM
Global Travel Agency Enterprises
US Travel Agency Enterprises
GTM Strategy

**Customer Lifetime Value**

Luxury Travel Advisor:
$10,521 over 120 months

Boutique/Independent Hotel:
$324,000 over 120 months

Tour Operator:
$216,000 over 120 months

# Timeline At A Glance


The Big Pivot
(Q2 2022)
Improving & Onboarding
(Q4 2022)
100% Q4 to Q1 Growth
(Q1 2023)
Looking Ahead
API Integrations
(Q3 2023)
First Concept
(Q1 2022)
Launch
(Q3 2022)
Enterprise Client Signed
(Q1 2023)
Enterprise Pipeline
(Q2 2023)